UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2021	ChipMOS TECHNOLOGIES INC. (Registrant)
	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On August 10, 2021, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 3rd meeting of its 10th Board of Directors (the “Board”), at which the following matter was resolved and a public announcement was made in Taiwan regarding such resolution:

The Company’s consolidated financial statements of Q2 2021.

The Company’s consolidated results for the six months ended June 30, 2021 include:

•	operating revenue of NT$13,447,581 thousand,

•	gross profit from operations of NT$3,527,662 thousand,

•	operating profit of NT$2,699,381 thousand,

•	profit before income tax of NT$2,705,794 thousand,

•	profit for the period of NT$2,242,709 thousand,

•	basic earnings per share of NT$3.08.

As of June 30, 2021,

•	total assets were NT$38,184,133 thousand,

•	total liabilities were NT$15,132,038 thousand,

•	equity attributable to equity holders of the Company was NT$23,052,095 thousand.